Exhibit 21.1

SUBSIDIARIES OF CRYOLIFE, INC.

Subsidiary	Jurisdiction

Cardiogenesis Corporation.	Florida

CryoLife Europa, LTD.	England and Wales

AuraZyme Pharmaceuticals, Inc.	Florida

CryoLife International, Inc.	Florida

CryoLife Asia Pacific, Pte. LTD.	Singapore

Hemosphere, Inc.	Florida

Eclipse Surgical Technologies	The Netherlands